

SI

24001260

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52697

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Flagstar Advisors, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1400 Broadway, 16th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Roberts	646-822-1433	jroberts@signatureny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Flagstar Advisors, INC., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

Jenny Tan
Notary Public
State of NY
County of NY
No. 31-5022841
Expires: June 18, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Flagstar Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Flagstar Advisors, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 15, 2024

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Statement of Financial Condition

December 31, 2023

Assets		
Cash and cash equivalents ($878,397 with the Parent)	$	35,976,794
Receivable from broker-dealers and clearing organizations		628,353
Intercompany taxes receivable		573,451
Receivable from affiliate		386,974
Deferred tax asset, net		173,719
Other assets		485,517
Total assets	$	38,224,808
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses payable	$	1,219,078
Total liabilities		1,219,078
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		32,880,538
Retained earnings		4,125,132
Total stockholder's equity		37,005,730
Total liabilities and stockholder's equity	$	38,224,808

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Statement of Operations

Year ended December 31, 2023

Revenues:		
Commissions	$	10,235,623
Investment advisory fees		6,514,888
Interest and dividends		1,899,973
Other income		96,102
Total revenues		18,746,586
Expenses:		
Compensation and benefits		17,465,949
Data processing		361,583
Commissions		361,776
Occupancy and equipment		1,077,159
Insurance		3,769
Professional fees		761,623
Marketing		19,123
Interest		1,489
Other general and administrative		1,364,198
Total expenses		21,416,669
Loss before provision for income taxes		(2,670,083)
Provision for income taxes		(634,631)
Net loss	$	(2,035,452)

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2022	$	60	32,948,633	6,160,584	39,109,277
Stock-based compensation		—	(68,095)	—	(68,095)
Net loss		—	—	(2,035,452)	(2,035,452)
Balance at December 31, 2023	$	60	32,880,538	4,125,132	37,005,730

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	(2,035,452)
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense net reversal		(68,095)
Decrease (increase) in operating assets:		
Receivable from affiliate		(305,873)
Receivable from broker-dealers and clearing organizations		(50,873)
Deferred tax asset, net		(61,180)
Other assets		65,379
Intercompany taxes receivable		(757,820)
Increase (decrease) in operating liabilities:		
Accrued expenses payable		371,461
Net cash used in operating activities		(2,842,453)
Net decrease in cash and cash equivalents		(2,842,453)
Cash, cash equivalents, and restricted cash at beginning of year		38,919,247
Cash, cash equivalents, and restricted cash at end of year	$	36,076,794
Supplemental disclosure of cash flow information:		
Interest paid during the year		1,489

Note: Cash, cash equivalents, and restricted cash at beginning and end of year includes $100,000 in restricted cash

See accompanying notes to financial statements.

(1) Organization

Flagstar Advisors, Inc. ("FSA" or "the Company"), formerly Signature Securities Group Corporation, a wholly owned subsidiary of Flagstar Bank N.A. ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

On March 20, 2023, the Parent entered into a Purchase and Assumption Agreement with the Federal Deposit Insurance Corporation, as receiver of Signature Bridge Bank, N.A. ("Signature") to acquire certain assets and assume certain liabilities of Signature ("the Acquisition"). Signature Securities Group Corporation was included in this purchase, and therefore became a new subsidiary of the Parent. Upon the Acquisition, the name of the firm was changed to Flagstar Advisors, Inc..

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities, and revenue and expenses reported. Such estimates, by their nature, are based on judgment and available information and, therefore, may vary from actual results.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less.

The Company's cash and cash equivalents balances was $35,976,794 at December 31, 2023. This amount primarily consisted of Fidelity U.S. government money market funds of $35,098,397. The Company also maintains $878,397 with the Parent which consisted of $478,154 in a bank money market account and $400,243 in a bank demand account.

(c) Receivable from Broker-Dealers and Clearing Organizations

The Company's receivable from broker-dealers and clearing organizations balances was $628,353 at December 31, 2023. This amount primarily consisted of commissions and fees receivable from its clearing broker of $527,343. The Company also maintained cash deposits

of $101,010, primarily consisting of a $100,000 cash pledged at its clearing broker. This is classified as a receivable from broker-dealers and clearing organizations in the Company's statement of financial condition. Cash pledged is classified as restricted cash in the statement of cash flows.

(d) Commissions

The Company provides brokerage account and insurance intermediary services and earns a commission on a transactional basis.

Brokerage account services involve trade executions and custody services, through National Financial Services LLC ("NFS"), a Fidelity subsidiary. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date, i.e., the date that NFS fills the trade order and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also provides insurance intermediary services by placing annuities and certain variable life insurance policies on behalf of its customers. For each policy placed, the Company earns an up-front commission and a trailing commission, which is based on the value of the annuity and is paid until the related policy is surrendered or annuitized. The Company believes that the performance obligation related to the up-front commission is satisfied on the transaction date when the terms of the purchase of the insurance policy have been contractually agreed by the insurer and policyholder and the insurer has a present right to payment from the policyholder. The trailing commission is recognized at the end of each quarter based on the fair value of the annuities provided by the respective insurer.

(e) Investment Advisory Fees

The Company provides investment advisory services through Fidelity Institutional Wealth Services ("IWS") and Charles Schwab & Company on a daily basis. The Company believes that the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management ("AUM"). Fees are billed quarterly based on the market value of the AUM at the end of the preceding quarter. Revenue is recognized on a monthly basis for the services provided in that period, which are distinct from the services provided in other periods.

(f) Interest and Dividends

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(g) Other Income

Other income represents miscellaneous income separate from the Company's core business. For the year ended December 31, 2023 the Company earned $96,102 in other income, primarily consisting of $120,000 worth of business development credits, and partially offset by a $23,898 miscellaneous adjustment.

(h) Stock-Based Compensation

The Parent has allocated compensation expense to the Company on restricted shares awarded to FSA employees from the Parent. The expense is recognized for all stock-based compensation awards over the requisite service period with a corresponding credit to additional paid-in capital. Compensation expense is measured based on grant date fair value and is included in compensation and benefits in the statement of operations.

(i) Depreciation

Depreciation of fixed assets is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

(j) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(k) Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(3) Revenue from Contracts with Customers

The following table presents revenue by major source as of December 31, 2023:

Revenue from Contracts with Customers		
Revenue from contracts with customers		
Commissions		
Brokerage commissions	$	8,305,482
Insurance intermediary services		1,930,141
Total commissions revenue		10,235,623
Asset management fees		
Investment advisory fees	$	6,514,888
Total asset management fee revenue		6,514,888
Total revenue from contracts with customers	$	16,750,511

(4) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values

should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2023:

Assets at Fair Value:	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 35,576,551	-	-	$ 35,576,551
Total Assets at fair value	$ 35,576,551	-	-	$ 35,576,551

There were no transfers in or out of Levels 1, 2 or 3.

(5) Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2023 the Company's net capital was $31,780,784, which was $31,680,784 in excess of its required net capital of $100,000.

Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $878,397 is on deposit with FSA's Parent, the balance is treated as a nonallowable asset due to its direct affiliation.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(6) Employee Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of eligible compensation on either pretax or Roth by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 2% of compensation contributed. In accordance with the expense sharing agreement with the Parent, the Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent. During the year ended December 31, 2023, 401(k) Plan Employer Contribution expense was $171,236 and is included in Compensation and benefits in the accompanying statement of operations.

Prior to the Acquisition, the Company had a 401(k) program with Signature. In accordance with the legacy expense sharing agreement with Signature, the Company was allocated a portion of this expense based upon an overall benefits allocation between the Company and Signature. During the year ended December 31, 2023, corresponding 401(k) Plan Employer Contribution expense was $103,792 and is included in Compensation and benefits in the accompanying statement of operations.

(7) Income Taxes

New York Community Bancorp, Inc. ("NYCB"), the holding company for the Parent, has filed its consolidated federal, New York State and New York City tax returns, of which the Company is included, for the year-ended December 31, 2022. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. NYCB will timely file its 2023 federal, New York State, and New York City tax returns by the appropriate extended due date. The Company has entered into a tax allocation agreement with NYCB. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group.

The following table presents the components of the provision for income taxes for the year ended December 31, 2023:

Federal:		
Current	$	(450,410)
Deferred		(84,713)
Total	$	(535,123)
State and Local:		
Current	$	(123,041)
Deferred		23,533
Total	$	(99,508)
Total:		
Current	$	(573,451)
Deferred		(61,180)
Total	$	(634,631)

At December 31, 2023, the Company had a net deferred tax asset of $173,719, entirely attributable to accrued compensation.

In accordance with the tax allocation agreement, all current taxes continue to be settled in cash between the Parent and the Company.

After considering all available positive and negative evidence, management concluded that a valuation allowance for deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized.

The following table presents a reconciliation of statutory federal income tax expense to combined effective income tax expense as of December 31, 2023:

		Expense (benefit)	Rate
Statutory Federal income tax expense	$	(560,717)	21.0%
State and local income taxes, net of federal income tax benefits		(78,611)	2.9%
Non-deductible expenses		7,399	-0.3%
Other, net		(2,702)	0.1%
Effective income tax expense (benefit)	$	(634,631)	23.8%

The Company has not recognized any liabilities for unrecognized tax benefits related to uncertain tax positions. The Company's policy is to recognize interest and penalties on income taxes in the provision

for income taxes on the statement of operations. For Federal and most state income tax returns, the Company remains subject to examination for tax years 2020 and after.

(8) Stock-Based Compensation

In June 2020, the Parent adopted the New York Community Bancorp, Inc 2020 Omnibus Incentive Plan (the "2020 Plan") for grants to be made to participants, including officers, employees, and consultants. Additionally, on June 1, 2023, the Parent assumed the Flagstar Bancorp, Inc. 2016 Stock Award And Incentive Plan (the "2016 Plan") as part of the acquisition of Flagstar Bancorp, Inc. The 2020 equity incentive plan was subsequently amended and restated on June 1, 2023. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

FSA employees participate in the 2020 Plan and 2016 Plan and compensation expense is allocated from the Parent for restricted shares granted. During the year ended December 31, 2023, compensation expense of $268,993 was recognized for restricted shares. As of December 31, 2023, there was $1,542,581 of total unrecognized compensation cost related to unvested restricted shares that is expected to be recognized over a weighted average period of 3.48 years. No restricted shares vested during the year ended December 31, 2023.

Prior to the Acquisition, FSA employees participated in the Signature Bank 2004 Long-Term Incentive Plan (the 2004 Plan), and compensation expense was allocated from Signature for restricted shares granted. Upon acquisition, the 2004 Plan was discontinued, and unvested shares were no longer eligible to vest. Therefore, stock compensation expense of $337,088 that was previously recognized on unvested shares was reversed.

(9) Related-Party Transactions

As of year-end December 31, 2023, the Company maintains $878,397 with the Parent which consisted of $478,154 in a bank money market account and $400,243 in a bank demand account. The Company had a $386,974 receivable from the Parent related to the settlement of intercompany activity.

The Company had a $173,719 receivable from the Parent for its share of the consolidated group's tax expense, recorded in intercompany taxes payable on the accompanying statement of financial condition.

For the year ended December 31, 2023, the Company earned $82,779 in interest income on a money market with the Parent.

For the year ended December 31, 2023, the Company incurred $21,416,669 in expense, which primarily consists of total compensation and benefits expense of $17,465,949. The Company incurred $3,950,720 in other expenses for certain occupancy, data processing, professional fees, and other

general and administrative costs. All expenses are paid by the Parent and reimbursed by the Company. The Company has in place an expense sharing agreement with its Parent.

(10) Premises and Equipment

As of year-end December 31, 2023, the Company fully depreciated its premises and equipment.

(11) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(12) Regulatory Matter Contingencies

The Company is currently cooperating with FINRA in connection with an investigation of the Company's compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels and violations of Regulation Best Interest. While it is probable there will be an unfavorable outcome for the Company at some date in the future, the amount of any potential penalty by FINRA cannot be reasonably estimated at this time.

(13) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 15, 2024, the date the financial statements were available to be issued, noting none.

Schedule I

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2023

Stockholder's equity	$	37,005,730
Deductions and/or charges:		
Nonallowable assets		
Cash held at Parent		878,397
Commissions and fees receivable		625,000
Due from affiliate		386,974
Intercompany tax receivable		573,451
Other assets		304,236
Total nonallowable assets		2,768,058
Net capital before haircuts on securities positions		34,237,672
Haircuts on securities:		
U.S. Government Money Market Funds		(2,456,888)
Net capital		31,780,784
Computation of basic net capital requirement:		
Minimum net capital required		100,000
Excess net capital	$	31,680,784
Net capital requirement under rule 15c3-1(a)(4)		100,000

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023, filed on January 25, 2024.

See accompanying report of independent registered public accounting firm.

Schedule II

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2023

The Company claims an exemption from rule 15c3-3 as of December 31, 2023 based upon Section (k)(2)(ii). and because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Schedule III

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2023

The Company claims an exemption from rule 15c3-3 as of December 31, 2023 based upon Section (k)(2)(ii). and because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

General Assessment Form (Form SIPC-7)

For the Year Ended December 31, 2023

(With Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Flagstar Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Flagstar Advisors, Inc. (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.



Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 15, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FLAGSTAR ADVISORS INC	8-52697

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 18,746,585.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 18,746,585.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,950,498.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 361,776.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 422,120.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 2,734,394.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 16,012,191.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 24,018.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 12,497.00	
11	**a**	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 12,497.00		
	d	Add lines 11a through 11c		$ 12,497.00	
12		**LESSER** of line 10 or 11d.			$ 12,497.00
13	**a**	Amount from line 8		$ 24,018.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 12,497.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 11,521.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 11,521.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-52697	DEA: FINRA	2023	Dec

MEMBER NAME FLAGSTAR ADVISORS INC
MAILING ADDRESS 1400 BROADWAY 16TH FLR
NEW YORK, NY 10018

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FLAGSTAR ADVISORS INC	DOUGLAS GERAGHTY
(Name of SIPC Member)	(Authorized Signatory)
2/27/2024	douglas.geraghty@flagstar.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Flagstar Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Flagstar Advisors, Inc.'s Exemption Report (the Exemption Report), in which Flagstar Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment Advisory Services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
March 15, 2024

Flagstar Advisors, INC. Exemption Report

Flagstar Advisors, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period from January 1, 2023 to December 31, 2023.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment Advisory Services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Flagstar Advisors, INC.

I, Jonathan Roberts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Jonathan Roberts, Chief Financial Officer
March 15, 2024